Exhibit 99.1

Home Inns Group Reports First Quarter 2014 Financial Results

Hotels in Operation Reached 2,241 in 297 Cities in China

Operating Margin Improved Year over Year for the Fifth Consecutive Quarter despite Continued Market Softness

Shanghai, May 12, 2014 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

•	Total revenues increased 5.0% year over year to RMB 1.47 billion (US$236.9 million) for the first quarter of 2014, within the guidance range.

•	Net income attributable to ordinary shareholders was RMB 74.9 million (US$12.0 million) for the first quarter of 2014, compared with a net loss of RMB 19.4 million in the same period a year ago. Adjusted net income attributable to ordinary shareholders (non-GAAP) increased 210% year over year to RMB 32.1 million (US$5.2 million).

•	EBITDA (non-GAAP) was RMB 296.8 million (US$47.8 million) for the first quarter of 2014, compared with RMB 187.4 million in the same period a year ago.. Adjusted EBITDA (non-GAAP) increased 17.6% year over year to RMB 254.1 million (US$40.9 million) for the first quarter of 2014.

Key Financial Results
(RMB in Millions except RMB per ADS)	1Q2014	1Q2013	V%
Total Revenues	1,472.5	1,402.2	5.0%
Income from Operations	42.4	12.1	250.7%
Adj. Income from Operations*	70.0	39.2	78.7%
Net Income	74.9	-19.4	F
Adj. Net Income*	32.1	10.3	210.3%
EBITDA*	296.8	187.4	58.4%
Adj. EBITDA*	254.1	216.1	17.6%
Diluted Earnings per ADS	0.11	-0.42	F
Adj. Diluted Earnings per ADS*	0.67	0.22	204.5%

“V%” represents year-over-year percentage change in amounts
“F” denotes a favourable change when the prior period amount was negative
* Indicates a non-GAAP financial measure (see commentary at the end of this earnings release for full details).

First Quarter 2014 Operational Highlights

•	Home Inns Group opened 69 new hotels in the first quarter 2014 and operated 2,241 hotels across 297 cities in China under its three brands as of March 31, 2014. There were a total of 448 hotel projects in the development pipeline as of March 31, 2014, including 185 hotels contracted or under construction (165 of which were franchised-and-managed hotels) and 263 hotels under due diligence (all of which were franchised-and-managed hotels), demonstrating continued strong interest from franchise partners in the three hotel brands within Home Inns Group.

	Hotels Count					Openings	Closures
	Group		Home Inn	Motel 168	Yitel	1Q14	1Q14
Total Number of Hotels	2,241		1,841	381	19	69	8
Leased-and-Operated	876	*	698	164	14	6	1
Franchised-and-Managed	1,365	*	1,143	217	5	63	7
Contracted or under Construction	185		152	22	11
Leased-and-Operated	20		13	6	1
Franchised-and-Managed	165		139	16	10
Under Due Diligence	263		237	23	3
Leased-and-Operated	0		0	0	0
Franchised-and-Managed	263		237	23	3

* There was one transfer of leased-and-operated hotel to franchised-and-managed hotel under Home Inn brand during the first quarter of 2014.

•	As of March 31, 2014, Home Inns Group had a total of 18.2 million unique active non-corporate members under its frequent guests program.

Operating Metrics
	1Q2014	4Q2013	1Q2013
Occupancy Rate	81.3%	84.0%	83.6%
Average Daily Rate (ADR, RMB)	156	163	156
Revenue per Available Room (RevPAR, RMB)	127	137	131

•	For the first quarter of 2014, occupancy rate decreased by 2.3% while ADR was flat year over year, resulting in a year-over-year decrease of 3.1% in RevPAR. The decrease in occupancy rate was mainly due to soft market conditions in the first quarter of 2014. Sequentially, RevPAR decreased by 7.3%, which was due to seasonality.

“Despite continued softness in macroeconomic conditions in the first quarter, we achieved revenues within our target range and are pleased to deliver the fifth consecutive quarter of year over year margin expansion,” said Mr. David Sun, the Company’s chief executive officer. “While coping with the absence of a full market-wide recovery, we maintained relatively stable performance in our core mature hotels, further increased contributions from our franchised-and-managed operations, implemented further operational enhancements for Motel168, and continued effective cost control initiatives.”

Mr. Sun continued, “Looking ahead to the remainder of 2014, we are seeing some early signs of market stabilization but we remain cautious on the outlook for the overall travel market, especially in the business travel segment. Nevertheless, we have proven that our business model and operational structure are resilient under current market conditions. We are also confident that we are well positioned to benefit from any market improvements by executing our franchise and multi-brand development plans and maintaining a sensible expansion pace that will deliver modest but steady revenue growth, sustained margin expansion, and long-term value for our shareholders.”

Detailed Overview of Financial Results for First Quarter 2014

Total Revenues
(RMB/USD in Millions)	First Quarter 2014
	RMB	USD	V%
Leased-and-Operated Hotels	1,279.2	205.8	3.3%
Franchised-and-Managed Hotels	193.3	31.1	17.8%
Total Revenues	1,472.5	236.9	5.0%
Less: Business Taxes	-94.3	-15.2	7.2%
Net Revenues	1,378.2	221.7	4.9%

Note: “V%” represents year-over-year percentage change in amounts

•	The year-over-year increases in total revenues from both leased-and-operated and franchised-and-managed hotels in the first quarter 2014 were mainly driven by an increase in the number of hotels and hotel rooms in operation, partially offset by a decrease in RevPAR. Fewer new franchised-and-managed hotel openings in the first quarter of 2014 (63 opened) compared with same period a year ago (75 opened) also resulted in lower upfront franchise-and-management fee revenue recognition.

Total Operating Costs and Expenses / Total Operating Income
(RMB/USD in Millions)	First Quarter 2014
							Adjusted
	GAAP Results				Reconciliation		Non-GAAP Results
	RMB	USD	Vpts		RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,211.7	194.9	-2.7	pts	4.2	0.7	1,207.5	194.2	-2.5	pts

Franchised-and-Managed Hotel Personnel Costs	38.5	6.2	0.6	pts	3.8	0.6	34.7	5.6	0.5	pts
Sales and Marketing Expenses	25.0	4.0	0.2	pts	0.3	0.0	24.8	4.0	0.2	pts
General and Administrative Expenses	71.2	11.4	-0.1	pts	19.3	3.1	51.9	8.3	-0.1	pts

Total Operating Costs and Expenses	1,346.4	216.6	-2.0	pts	27.6	4.4	1,318.9	212.2	-1.9	pts

Total Operating Income	42.4	6.8	2.0	pts	27.6	4.4	70.0	11.3	2.0	pts

Note: “Vpts” represents year-over-year change in percentage points of total revenues

Total operating costs and expenses were RMB 1.35 billion (US$216.6 million) for the first quarter of 2014, representing 91.4% of total revenues for the quarter. Total operating costs and expenses excluding any share-based compensation expenses and acquisition and integration costs (non-GAAP) for the first quarter of 2014 were 89.6% of total revenues, compared to 91.5% in the same period a year ago.

•	Total leased-and-operated hotel costs were RMB 1.21 billion (US$194.9 million) for the first quarter of 2014, representing 94.7% of the leased-and-operated hotel revenues for the quarter compared to 96.2% in the same period a year ago. Total leased-and-operated hotel costs excluding any share-based compensation expenses and acquisition and integration costs (non-GAAP) were 94.4% of the leased-and-operated hotel revenues in the first quarter of 2014 compared to 95.7% in the same period a year ago. The year-over-year decreases in total leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues were mainly due to lower pre-opening cost due to fewer new leased-and-operated hotels opened and under construction in the first quarter of 2014. Pre-opening cost was RMB 5.9 million (US$1.0 million) for the first quarter of 2014.

•	Franchised-and-managed hotels personnel costs were RMB 38.5 million (US$6.2 million) for the first quarter of 2014, representing 19.9% of the franchised-and-managed hotel revenues for the quarter, compared to 17.7% in the same period a year ago. The increase in franchised-and-managed hotels personnel costs as a percentage of franchised-and-managed hotel revenues was mainly due to the lower mix of upfront franchise-and-management fees included in the franchised-and-managed hotel revenues in the first quarter of 2014 as a result of fewer new franchised-and-managed hotel openings compared with the same period a year ago. Franchised-and-managed hotels personnel costs excluding share-based compensation expenses (non-GAAP) were 18.0% of franchised-and-managed hotel revenues in the first quarter of 2014, compared to 15.9% in the same period of 2013.

•	Sales and marketing expenses were RMB 25.0 million (US$4.0 million) for the first quarter of 2014, representing 1.7% of total revenues for the quarter compared to 1.5% in the same period a year ago. The increase was mainly due to spending on certain planned corporate branding initiatives during the quarter. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.7% of total revenues for the first of quarter 2014 compared to 1.5% in the same period of 2013.

•	General and administrative expenses were RMB 71.2 million (US$11.4 million) for the first quarter of 2014, representing 4.8% of total revenues compared to 4.9% in the same period a year ago. General and administrative expenses excluding any share-based compensation expenses, and acquisition and integration costs (non-GAAP) were 3.5% of total revenues for the quarter compared to 3.6% in the same period of 2013.

Income from Operations was RMB 42.4 million (US$6.8 million) for the first quarter of 2014. Income from operations excluding share-based compensation expenses and integration costs (non-GAAP) for the first quarter of 2014 was RMB 70.0 million (US$11.3 million), or 4.8% of total revenues, compared to RMB 39.2 million, or 2.8% of total revenues, in the same period of 2013. While the hotel level cost reduction and efficiency gains continued, their impact in the quarter was mitigated by the modest RevPAR decline. The year-over-year increases in the income from operations margin rate for the quarter were thus mainly driven by the increased mix of higher-margin revenue contribution from franchised-and-managed operations and reduced pre-opening costs due to fewer new leased-and-operated hotels opened and under construction in the first quarter of 2014.

EBITDA (non-GAAP)
(RMB/USD in Millions)	First Quarter 2014				First Quarter 2013
	RMB	USD	%Rev	V%	RMB	USD	%Rev
EBITDA (Non-GAAP)	296.8	47.8	20.2%	58.4%	187.4	30.1	13.4%
Net Foreign Exchange Loss / (Gain)	15.2	2.4	1.0%		-2.6	-0.4	-0.2%
Share-Based Compensation Expenses	25.5	4.1	1.7%		22.9	3.7	1.6%
Integration Cost	2.1	0.3	0.1%		4.1	0.7	0.3%
Gain on Change in Fair Value of Interest Swap Transaction	-	-	-		-1.4	-0.2	-0.1%
(Gain) / Loss on Fair Value Change in Convertible Notes	-85.5	-13.8	-5.8%		5.7	0.9	0.4%
Adjusted EBITDA (Non-GAAP)	254.1	40.9	17.3%	17.6%	216.1	34.8	15.4%

Note:	“%Rev” represents amount as a percentage of total revenues

“V%” represents year-over-year percentage change in amounts

Adjusted EBITDA for the first quarter of 2014 was negatively impacted by subtracting a gain of RMB 85.5 million on fair value change in convertible notes. The fair value of the Notes decreased primarily due to decreased share price, offset partially by decrease of market interest rate for corporate bonds with similar credit features and the increase in volatility of the share price during the quarter

Consolidated Net Income Attributable to Home Inns Group’s Shareholders
(RMB/USD in Millions)	First Quarter 2014				First Quarter 2013
	RMB	USD	%Rev	V%	RMB	USD	%Rev
Net Income (GAAP)	74.9	12.0	5.1%	F	-19.4	-3.1	-1.4%
Net Foreign Exchange Loss / (Gain)	15.2	2.4	1.0%		-2.6	-0.4	-0.2%
Share-Based Compensation Expenses	25.5	4.1	1.7%		22.9	3.7	1.6%
Integration Cost	2.1	0.3	0.1%		4.1	0.7	0.3%
Upfront fee amortization of term loans	-	-	-		1.0	0.2	0.1%
Gain on change in fair value of interest swap transaction	-	-	-		-1.4	-0.2	-0.1%
Loss on Fair Value Change in Convertible Notes	-85.5	-13.8	-5.8%		5.7	0.9	0.4%
Adjusted Net Income (Non-GAAP)	32.1	5.2	2.2%	210.3%	10.3	1.7	0.7%

Note:	“%Rev” represents amount as a percentage of total revenues

“V%” represents year-over-year percentage change in amounts

“F” denotes favourable changes when the prior period amount was negative

Basic and Diluted Earnings Per Ordinary Share and Per ADS
	First Quarter 2014
	Ordinary Share		ADS Share
	RMB	USD	RMB	USD
Basic	0.79	0.13	1.58	0.25
Diluted	0.05	0.01	0.11	0.02

Adjusted Basic (Non-GAAP)	0.34	0.05	0.68	0.11
Adjusted Diluted (Non-GAAP)	0.34	0.05	0.67	0.11

Cash Flow

Net operating cash flow for the first quarter of 2014 was RMB 154.9 million (US$24.9 million), compared to RMB 63.0 million in the same period of 2013. Capitalized expenditures for the first quarter of 2014 were RMB 103.2 million (US$16.6 million), while related cash paid for capital expenditures during the quarter was RMB 174.8 million (US$28.1 million).

Balance Sheet

As of March 31, 2014, Home Inns Group had cash and cash equivalents of RMB 1.16 billion (US$187.0 million). The outstanding balance of convertible notes issued in December 2010 (measured at fair value) was RMB 1.08 billion (US$174.1 million). The outstanding balance of the U.S. dollar-denominated three-year term loan was RMB 719.8 million (US$115.8 million).

Recent Developments

On March 10, 2014, Home Inns Group announced that it had signed a legally binding memorandum of understanding to acquire 100% ownership of Yunshang Siji Hotel Management Company ("Yunshang Siji") from Kunming Department Store (Group) Co., Ltd., a publicly listed company in the domestic A-share market, for a cash purchase price of RMB 230 million, subject to satisfactory due diligence and customary purchase price adjustments.

On May 1, 2014, Home Inns Group completed the acquisition of Yunshang Siji for RMB 230 million cash purchase price, subject to customary adjustments. Yunshang Siji operates an economy hotel chain consisting of 27 leased-and-operated hotels and eight franchised-and-managed hotels (with approximately 3,500 rooms in total) principally located in Yunnan Province.

The transaction is consistent with the Company’s investment and growth strategy to further penetrate key markets of China. Importantly, it enhances the value and geographic diversity of the Home Inns Group portfolio with the addition of a high-quality group of hotels in the Southwest region of China.

Outlook for Second Quarter 2014

Home Inns Group expects total revenues for the group in the second quarter of 2014 to be in the range of RMB 1,690 million to RMB 1,710 million.

These forecasts reflect our current and preliminary views and are subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.2164 to US$1.00, the noon buying rate for March 31, 2014 set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold an earnings conference call at 9 PM U.S. Eastern Time on Monday, May 12, 2014 (9 AM Beijing/Hong Kong Time on Tuesday, May 13, 2014).

Dial-in details for the earnings conference call are as follows:

U.S. (toll free):	1.866.519.4004
U.S.:	1.845.675.0437
China Mainland:	800.819.0121 or 400.620.8038
Hong Kong (toll free):	800.930.346
Hong Kong:	852.2475.0994
U.K. (toll free):	080.8234.6646
U.K.:	44.2030.598.139
Australia (toll free):	1.800.457.076
Taiwan (toll free):	008.0112.6920

International:	65.6723.9381

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until 10 AM on Tuesday, May 20, 2014 U.S. Eastern Time.

U.S. (toll free):	1.855.452.5696
China (toll free):	800.870.0205 or 400.602.2065
Hong Kong (toll free):	800.963.117

International:	61.2.8199.0299

Conference ID number:	30980372

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Home Inns as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns Group's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our expected successful consolidation and integration of Motel 168 with our existing operations; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Home Inns Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and acquisition and integration costs
(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs
(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses
(d)	sales and marketing expenses excluding share-based compensation expenses
(e)	general and administrative expenses excluding share-based compensation expenses and acquisition and integration costs

(f)	income from operations excluding share-based compensation expenses and acquisition and integration costs
(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest swap derivatives and other non-operating expenses
(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration cost, non-operating expenses and upfront fee amortization of term loan, and
(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, non-operating expenses and upfront fee amortization of term loan

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Group’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Group’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Home Inns Group’s business. In addition, Home Inns Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns Group’s future results will be unaffected by other charges and gains Home Inns Group considers to be outside the ordinary course of its business.

Home Inns Group completed its acquisition of 100% equity interest in Motel 168, and took control of Motel 168 effective on October 1, 2011. Home Inns Group has consolidated Motel 168’s operating and financial results since October 1, 2011. Home Inns Group has presented certain separated financial data of Motel 168 in this earning release for the purpose of providing more information to investors. Home Inns Group had substantially completed Motel 168’s integration as of the third quarter of 2013 and ceased to present separate operating metrics and revenues for Motel 168.

For investor and media inquiries, please contact:

Johnny Wang

Home Inns & Hotels Management Inc.

Tel: +86-21-3337-3333*3870

Email: johnnywang@homeinns.com

Or

Ethan Ruan

Home Inns & Hotels Management Inc.

Tel: +86-21-3337-3333*3872

Email: zjruan@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com